UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82            .

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS HIGHER EARNINGS IN Q2 2015

JULY 29, 2015

For the second quarter of 2015, Methanex reported Adjusted EBITDA1 of $129 million and Adjusted net income1 of $51 million ($0.56 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $97 million and Adjusted net income1 of $21 million ($0.23 per share on a diluted basis1) for the first quarter of 2015. Net income attributable to Methanex shareholders was $104 million in the second quarter compared to $9 million in the first quarter of 2015.

John Floren, President and CEO of Methanex commented, “Our second quarter Adjusted net income reflects higher average realized methanol pricing compared to the first quarter of 2015. Prices increased as the margins for most methanol energy applications improved relative to the first quarter, in alignment with higher oil and related product prices. These energy applications, especially methanol-to-olefins, have continued to drive growth in demand for our product. The higher average realized pricing in Q2 was partially offset by lower produced product sales volume relative to the first quarter. Net income attributable to Methanex shareholders of $104 million in the second quarter of 2015 includes a $57 million after tax gain related to the termination of a terminal services agreement.”

Mr. Floren continued, “Construction of our one million tonne Geismar 2 plant is proceeding very well, and if the pace achieved to date continues then we would expect to achieve first methanol by the end of 2015 and complete the project with no change to our total cost estimate. Production from our Geismar 1 facility continued to exceed our expectations, producing 276,000 tonnes during the second quarter of 2015. During the quarter, we also undertook a major refurbishment of our Medicine Hat facility and resumed operations in mid-July. We expect that this refurbishment will support increased production reliability of our plant for years to come.”

“We returned over $85 million to shareholders in the second quarter of 2015 in the form of dividends and share repurchases. With cash on hand, an undrawn credit facility, robust balance sheet, and strong future cash flow generation capability, we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders.”

A conference call is scheduled for July 30, 2015 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. A playback version of the conference call will be available until August 20, 2015 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 4843537. Presentation slides summarizing the Q2 2015 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This second quarter 2015 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached second quarter 2015 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the attached Interim Report for the three months ended June 30, 2015 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

2

Interim Report

for the

Three and Six Months

Ended

June 30, 2015

At July 29, 2015 the Company had

90,263,298 common shares issued

and outstanding and stock options

exercisable for 1,716,224 additional

common shares.

Share Information

Methanex Corporation’s common shares are

listed for trading on the Toronto Stock

Exchange under the symbol MX and on the

Nasdaq Global Market under the symbol

MEOH.

Transfer Agents & Registrars

CST Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America: 1-800-387-0825

Investor Information

All financial reports, news releases and

corporate information can be accessed on

our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free:  1-800-661-8851

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions except number of shares and per share amounts)	2015	2015	2014	2015	2014
Net income attributable to Methanex shareholders	$104	$9	$125	$113	$270
Mark-to-market impact of share-based compensation, net of tax	4	12	(7)	16	8
Gain related to the termination of a terminal services agreement, net of tax	(57)	—	—	(57)	—
Argentina gas settlement, net of tax	—	—	(27)	—	(27)

Adjusted net income [1]	$51	$21	$91	$72	$251

Diluted weighted average shares outstanding (millions)	91	92	97	92	97
Adjusted net income per common share [1]	$0.56	$0.23	$0.94	$0.79	$2.59

•

We recorded Adjusted EBITDA[1] of $129 million for the second quarter of 2015 compared with $97 million for the first quarter of 2015. The increase in Adjusted EBITDA[1] was primarily due to an increase in our average realized price to $350 per tonne for the second quarter of 2015 from $337 per tonne for the first quarter of 2015.

•	Production for the second quarter of 2015 was 1,281,000 tonnes compared with 1,264,000 tonnes for the first quarter of 2015. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,203,000 tonnes in the second quarter of 2015 compared with 1,237,000 in the first quarter of 2015.

•	During the quarter, we recorded a gain of $65 million ($57 million, net of tax) related to the termination of a terminal services agreement.

•	We continue to make excellent progress on the construction of the Geismar 2 facility and, if the pace achieved to date continues, we would expect to be producing first methanol by the end of 2015.

•	During the second quarter of 2015 we paid a $0.275 per share dividend to shareholders for a total of $25 million.

•

During the second quarter of 2015, we repurchased 1.1 million common shares for $61 million. Under the current normal course issuer bid, we are authorized to purchase up to a further 3.8 million shares by May 5, 2016.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

This Second Quarter 2015 Management’s Discussion and Analysis (“MD&A”) dated July 29, 2015 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six month periods ended June 30, 2015 as well as the 2014 Annual Consolidated Financial Statements and MD&A included in the Methanex 2014 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2014 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except per share amounts and where noted)	2015	2015	2014	2015	2014
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,281	1,264	1,216	2,545	2,442
Sales volume (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,203	1,237	1,143	2,440	2,371
Purchased methanol	813	652	643	1,465	1,297
Commission sales	109	185	206	294	502

Total sales volume [1]	2,125	2,074	1,992	4,199	4,170
Methanex average non-discounted posted price ($ per tonne) [2]	403	382	523	393	569
Average realized price ($ per tonne) [3]	350	337	450	344	488
Adjusted revenue (attributable to Methanex shareholders) [4]	696	625	794	1,321	1,760
Adjusted EBITDA (attributable to Methanex shareholders) [4]	129	97	160	226	415
Cash flows from operating activities	82	37	240	119	419
Adjusted net income (attributable to Methanex shareholders) [4]	51	21	91	72	251
Net income attributable to Methanex shareholders	104	9	125	113	270
Adjusted net income per common share (attributable to Methanex shareholders) [4]	0.56	0.23	0.94	0.79	2.59
Basic net income per common share (attributable to Methanex shareholders)	1.15	0.09	1.30	1.24	2.81
Diluted net income per common share (attributable to Methanex shareholders)	1.15	0.09	1.24	1.23	2.79
Common share information (millions of shares):
Weighted average number of common shares	91	92	96	91	96
Diluted weighted average number of common shares	91	92	97	92	97
Number of common shares outstanding, end of period	90	91	95	90	95

[1]

Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement (“Tolling Volume”). For the 2nd quarter of 2015, Tolling Volume was 28,000 tonnes. Commission sales represent volume marketed on a commission basis related to 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility.

[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding Tolling Volume.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

PRODUCTION SUMMARY

	Q2 2015		Q1 2015	Q2 2014	YTD Q2 2015	YTD Q2 2014
(thousands of tonnes)	Operating Capacity[1]	Production	Production	Production	Production	Production
New Zealand [2]	608	487	481	559	968	1,059
Atlas (Trinidad) (63.1% interest)	281	236	209	191	445	440
Titan (Trinidad)	218	183	186	203	369	352
Geismar 1 and 2 (Louisiana, USA) [3]	250	276	180	—	456	—
Egypt (50% interest)	158	8	8	99	16	238
Medicine Hat (Canada)	140	51	127	138	178	260
Chile I and IV [4]	100	40	73	26	113	93

	1,755	1,281	1,264	1,216	2,545	2,442

[1]

Operating capacity includes only those facilities which are currently capable of operating, assuming access to natural gas feedstock, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 7.0 million tonnes, including 0.4 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]	The operating capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).
[3]

We commenced methanol production from Geismar 1 during the first quarter of 2015. The Geismar 2 facility is currently under construction and will contribute one million tonnes annually to operating capacity once complete.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually (0.4 million tonnes per quarter) assuming access to natural gas feedstock.

New Zealand

Our New Zealand methanol facilities produced 487,000 tonnes of methanol in the second quarter of 2015 compared with 481,000 tonnes in the first quarter of 2015. Mechanical issues at our two Motunui facilities resulted in lost production of approximately 110,000 tonnes during the second quarter of 2015. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual operating capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual operating capacity of 1,125,000 tonnes (63.1% interest). Production in Trinidad during the quarter was impacted by gas curtailments at both plants. The Titan facility produced 183,000 tonnes in the second quarter of 2015 compared with 186,000 tonnes in the first quarter of 2015. The Atlas facility produced 236,000 tonnes (63.1% interest) in the second quarter of 2015 compared with 209,000 tonnes (63.1% interest) in the first quarter of 2015.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers including Atlas and Titan. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

Geismar, United States

In late January 2015, the Geismar 1 plant commenced production and since start up has been operating at full rates, producing 276,000 tonnes during the second quarter of 2015 compared to 180,000 tonnes during the first quarter of 2015. We continue to make excellent progress on the construction of Geismar 2 and if the pace achieved to date continues, we would expect to be producing first methanol by the end of 2015. Once complete, the Geismar 2 facility will add approximately one million incremental tonnes to our annual operating capacity.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Egypt

On a 100% basis, the Egypt methanol facility produced 16,000 tonnes in the second quarter of 2015 (Methanex share of 8,000 tonnes) compared with 16,000 tonnes (Methanex share of 8,000 tonnes) in the first quarter of 2015. Production during the second quarter of 2015 continued to be impacted by natural gas supply restrictions and we idled the plant in June due to lack of natural gas availability. Although the restart date and future operating rates are difficult to predict, our current expectation is that we will be able to resume operations at reduced rates after the peak Egyptian summer electricity consumption period ends.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012. Gas restrictions became more significant in 2014 and 2015. We cannot predict when the gas supply situation will improve, but are optimistic that recent developments for upstream gas supply in Egypt will result in improved gas deliveries in the future.

Medicine Hat, Canada

During the second quarter of 2015, we produced 51,000 tonnes at our Medicine Hat facility compared with 127,000 tonnes during the first quarter of 2015. The Medicine Hat facility underwent a planned major refurbishment during the second quarter of 2015 and returned to normal operation in mid-July.

Chile

During the second quarter of 2015, we produced 40,000 tonnes in Chile supported by natural gas supplies from both Chile and Argentina through a tolling arrangement.

As a result of insufficient natural gas feedstock from Chile and Argentina during the southern hemisphere winter, we idled our Chile operations in May 2015. We believe that we will be able to secure sufficient natural gas from Chilean sources supplemented by Argentine gas to restart our operations later in 2015.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

FINANCIAL RESULTS

For the second quarter of 2015, we reported net income attributable to Methanex shareholders of $104 million ($1.15 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the first quarter of 2015 of $9 million ($0.09 income per share on a diluted basis).

For the second quarter of 2015, we recorded Adjusted EBITDA of $129 million and Adjusted net income of $51 million ($0.56 per share on a diluted basis). This compares with Adjusted EBITDA of $97 million and Adjusted net income of $21 million ($0.23 per share on a diluted basis) for the first quarter of 2015. During the second quarter of 2015, we recorded a gain of $65 million ($57 million, net of tax) related to the termination of a terminal services agreement, which has been excluded from Adjusted net income.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions except number of shares and per share amounts)	2015	2015	2014	2015	2014
Net income attributable to Methanex shareholders	$104	$9	$125	$113	$270
Mark-to-market impact of share-based compensation, net of tax	4	12	(7)	16	8
Gain related to the termination of a terminal services agreement, net of tax	(57)	—	—	(57)	—
Argentina gas settlement, net of tax	—	—	(27)	—	(27)

Adjusted net income [1]	$51	$21	$91	$72	$251

Diluted weighted average shares outstanding (millions)	91	92	97	92	97
Adjusted net income per common share [1]	$0.56	$0.23	$0.94	$0.79	$2.59

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2015	2015	2014	2015	2014
Consolidated statements of income:
Revenue	$638	$577	$792	$1,215	$1,760
Cost of sales and operating expenses	(526)	(502)	(609)	(1,028)	(1,319)
Mark-to-market impact of share-based compensation	4	14	(8)	18	10
Adjusted EBITDA (attributable to associate)	18	22	10	40	27
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(5)	(14)	(25)	(19)	(63)

Adjusted EBITDA (attributable to Methanex shareholders) [1]	129	97	160	226	415
Mark-to-market impact of share-based compensation	(4)	(14)	8	(18)	(10)
Depreciation and amortization	(47)	(47)	(33)	(94)	(68)
Gain related to the termination of a terminal services agreement	65	—	—	65	—
Argentina gas settlement	—	—	42	—	42
Finance costs	(18)	(21)	(9)	(39)	(20)
Finance income and other expenses	2	(9)	1	(7)	1
Income tax (expense) recovery	(20)	5	(46)	(15)	(98)
Earnings of associate adjustment [2]	(11)	(12)	(9)	(23)	(18)
Non-controlling interests adjustment [2]	8	10	11	18	26

Net income attributable to Methanex shareholders	$104	$9	$125	$113	$270

Net income	$101	$13	$139	$114	$307

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

[2]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q2 2015	Q2 2015	YTD Q2 2015
	compared with	compared with	compared with
($ millions)	Q1 2015	Q2 2014	YTD Q2 2014
Average realized price	$26	$(198)	$(553)
Sales volume	12	26	30
Total cash costs	(6)	141	334

Increase (decrease) in Adjusted EBITDA	$32	$(31)	$(189)

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne)	2015	2015	2014	2015	2014
Methanex average non-discounted posted price	403	382	523	393	569
Methanex average realized price	350	337	450	344	488

Methanex’s average realized price for the second quarter of 2015 was higher compared to the first quarter of 2015. Non-discounted posted prices moved higher through the quarter in Asia Pacific and the United States, and remained flat in Europe compared to the first quarter of 2015 (refer to Supply/Demand Fundamentals section on page 10 for more information). Our average non-discounted posted price for the second quarter of 2015 was $403 per tonne compared with $382 per tonne for the first quarter of 2015 and $523 per tonne for the second quarter of 2014. Our average realized price for the second quarter of 2015 was $350 per tonne compared with $337 per tonne for the first quarter of 2015 and $450 per tonne for the second quarter of 2014. The change in average realized price for the second quarter of 2015 increased Adjusted EBITDA by $26 million compared with the first quarter of 2015 and decreased Adjusted EBITDA by $198 million compared with the second quarter of 2014.

Sales volume

Methanol sales volume excluding commission sales volume was higher in the second quarter of 2015 compared with the first quarter of 2015 by 127,000 tonnes and with the second quarter of 2014 by 230,000 tonnes. Higher methanol sales volume excluding commission sales volume for these periods increased Adjusted EBITDA by $12 million and $26 million, respectively. For the six month period ended June 30, 2015, compared with the same period in 2014, methanol sales volume excluding commission sales volume were higher by 237,000 tonnes resulting in higher Adjusted EBITDA by $30 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Conversely, the opposite applies when methanol prices are decreasing.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q2 2015	Q2 2015	YTD Q2 2015
	compared with	compared with	compared with
($ millions)	Q1 2015	Q2 2014	YTD Q2 2014
Methanex-produced methanol costs	$5	$45	$111
Proportion of Methanex-produced methanol sales	(14)	(20)	(21)
Purchased methanol costs	(4)	105	231
Other, net	7	11	13

Increase (decrease) in Adjusted EBITDA	$(6)	$141	$334

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Geismar, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol. This reduces our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the second quarter of 2015 compared with the first quarter of 2015, Methanex-produced methanol costs were lower by $5 million. For the three and six months ended June 30, 2015 compared with the same periods in 2014, Methanex-produced methanol costs were lower by $45 million and $111 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2015 compared with the first quarter of 2015, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $14 million. For the three and six months ended June 30, 2015 compared with the same periods in 2014, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $20 million and $21 million, respectively.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Other, net

Changes in other costs for all periods presented are primarily as a result of lower logistics costs.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions except share price)	2015	2015	2014	2015	2014
Methanex Corporation share price [1]	$55.66	$53.57	$61.78	$55.66	$61.78
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	6	8	7	14	14
Mark-to-market impact due to change in share price	4	14	(8)	18	10

Total share-based compensation expense (recovery), before tax	$10	$22	$(1)	$32	$24

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from US $53.57 per share at March 31, 2015 to US $55.66 per share at June 30, 2015. As a result of this increase, we recorded a $4 million mark-to-market expense on share-based compensation in the second quarter of 2015 compared with a $14 million mark-to-market expense in the first quarter of 2015 and an $8 million recovery in the second quarter of 2014.

Depreciation and Amortization

Depreciation and amortization was $47 million for the first and second quarter of 2015 compared with $33 million for the second quarter of 2014. Depreciation and amortization was higher in the second quarter of 2015 compared with the second quarter of 2014 primarily due to higher unabsorbed depreciation recognized for production sites impacted by natural gas restrictions and production outages and the commencement of depreciation associated with the start-up of our Geismar 1 facility during the first quarter of 2015.

Finance Costs

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2015	2015	2014	2015	2014
Finance costs before capitalized interest	$22	$27	$15	$49	$31
Less capitalized interest	(4)	(6)	(6)	(10)	(11)

Finance costs	$18	$21	$9	$39	$20

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes, limited recourse debt facilities, and finance leases. Finance costs were lower during the second quarter of 2015 compared with the first quarter of 2015 primarily due to a $3 million make-whole payment made in the first quarter of 2015 in conjunction with the early repayment of $150 million of senior notes and lower debt levels as a result of the repayment. Capitalized interest relates to interest costs capitalized for the Geismar project. The Geismar 1 facility commenced production during the first quarter of 2015 and accordingly, we ceased capitalizing interest costs related to Geismar 1 from the date that the facility commenced commercial operations.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2015	2015	2014	2015	2014
Finance income and other expenses	$2	$(9)	$1	$(7)	$1

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates. Higher foreign exchange losses in 2015 were the result of the significant strengthening of the U.S. dollar against most major currencies during 2015.

Income Taxes

A summary of our income taxes for the second quarter of 2015 compared with the first quarter of 2015 is as follows:

	Three Months Ended		Three Months Ended
	June 30, 2015		March 31, 2015
		Adjusted Net		Adjusted Net
($ millions, except where noted)	Net Income	Income[1]	Net Income	Income[1]
Amount before income tax	$121	$66	$8	$24
Income tax (expense) recovery	(20)	(15)	5	(3)

	$101	$51	$13	$21

Effective tax rate	16%	23%	-73%	11%

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

We earn the majority of our earnings in Trinidad, Chile, Canada, New Zealand, the United States and Egypt. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26% and 28%, respectively. Effective July 1, 2015, an increase in the statutory tax rate will increase the tax rate to 26.5% in Canada. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 30%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted Net Income.

For the second quarter of 2015, the effective tax rate based on adjusted net income was 23% compared with 11% for the first quarter of 2015. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

SUPPLY/DEMAND FUNDAMENTALS

Entering the third quarter of 2015, we estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is approximately 61 million tonnes on an annualized basis.

Our average realized price in the second quarter of 2015 increased to $350 per tonne from $337 per tonne achieved in the first quarter of 2015. Demand growth continued to be driven by methanol-to-olefins, and traditional demand was also healthy during the quarter. Pricing to date in the third quarter of 2015 is slightly lower, pressured by lower methanol affordability for some energy applications amidst lower crude oil and olefin prices. We rolled our July North America contract price at $442 per tonne, held our EU quarterly contract price flat at €365 per tonne for the third quarter of 2015, and moderately reduced our July Asia Pacific contract price by $15 per tonne to $375 per tonne. We also recently announced decreases to our North America and Asia contract prices for August, to $416 per tonne and $360 per tonne respectively.

Methanex Non-Discounted Regional Posted Prices [1]
	Jul	Jun	May	Apr
(US$ per tonne)	2015	2015	2015	2015
United States	442	442	442	416
Europe [2]	410	400	400	400
Asia Pacific	375	390	390	365

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€365 for Q2 2015 (July 2015 – €365) converted to United States dollars.

We continued to see stable demand growth from chemical applications in China and the rest of the world. We estimate that traditional chemical derivatives consume approximately 60% of global methanol and believe that growth is correlated to GDP and industrial production growth rates. Energy related methanol demand continued to grow. There are now ten completed MTO / MTP plants in China which are dependent on merchant methanol supply, and these have the capacity to consume almost 10 million tonnes of methanol annually. There are also a number of other MTO / MTP plants at various stages of construction which are anticipated to be completed in the 2015-2016 timeframe. The future operating rates and methanol consumption from these facilities will depend on a number of factors, including pricing for their various final products and the impact of feedstock costs on relative competitiveness. Direct methanol blending into gasoline in China has remained strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards. Fuel blending has continued to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, outside of China the majority of new capacity additions are expected in North America. We have recently started up our first one million tonne Geismar 1 facility in Louisiana, and are targeting to be producing first methanol from the second one million tonne Geismar 2 facility by the end of 2015. In addition, a 1.3 million tonne Celanese plant is under construction in Clear Lake, Texas and we understand that it is targeted for completion later in 2015. OCI N.V. has commenced construction of a 1.8 million tonne plant in Beaumont, Texas. We expect that production from new capacity in China will be consumed in that country.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the second quarter of 2015 increased by $45 million to $82 million compared with $37 million for the first quarter of 2015 and decreased by $158 million compared to $240 million for the second quarter of 2014. Cash flows from operating activities for the six month period ended June 30, 2015 were $119 million compared with $419 million for the same period in 2014. The changes in cash flows from operating activities resulted from changes in the following:

	Q2 2015	Q2 2015	YTD Q2 2015
	compared with	compared with	compared with
($ millions)	Q1 2015	Q2 2014	YTD Q2 2014
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$32	$(31)	$(189)
Exclude change in Adjusted EBITDA of associate	4	(8)	(13)
Dividends received from associate	(20)	(13)	19
Cash flows attributable to non-controlling interests	(9)	(20)	(44)
Non-cash working capital	(3)	(54)	(39)
Income taxes paid	18	4	(11)
Argentina gas settlement	—	(42)	(42)
Share-based payments	18	3	21
Other	5	3	(2)

Increase (decrease) in cash flows from operating activities	$45	$(158)	$(300)

During the second quarter of 2015 we paid a quarterly dividend of $0.275 per share, or $25 million.

On April 29, 2015, the Board of Directors approved a new 5% normal course issuer bid, which allows us to repurchase for cancellation up to 4.6 million shares. Under the current normal course issuer bid, we are authorized to purchase up to a further 3.8 million shares by May 5, 2016. During the quarter we repurchased 1.1 million shares for $61 million including 0.3 million shares purchased pursuant to a previous bid that expired on May 5, 2015.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and financial flexibility. At June 30, 2015, our cash balance was $485 million, including $74 million related to the 50% non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to be $130 million for the 18 month period to the end of 2016. The estimated remaining capital expenditures related to our Geismar project are approximately $185 million, excluding capitalized interest.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

CONTROLS AND PROCEDURES

For the three months ended June 30, 2015, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, income tax expense (recovery), the 50% non-controlling interest in the Egypt facility, gain related to the termination of terminal services agreement and Argentina gas settlement. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2015	2015	2014	2015	2014
Net income attributable to Methanex shareholders	$104	$9	$125	$113	$270
Mark-to-market impact of share-based compensation	4	14	(8)	18	10
Depreciation and amortization	47	47	33	94	68
Gain related to the termination of a terminal services agreement	(65)	—	—	(65)	—
Argentina gas settlement	—	—	(42)	—	(42)
Finance costs	18	21	9	39	20
Finance income and other expenses	(2)	9	(1)	7	(1)
Income tax expense (recovery)	20	(5)	46	15	98
Earnings of associate adjustment [1]	11	12	9	23	18
Non-controlling interests adjustment [1]	(8)	(10)	(11)	(18)	(26)

Adjusted EBITDA (attributable to Methanex shareholders)	$129	$97	$160	$226	$415

[1]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions except number of shares and per share amounts)	2015	2015	2014	2015	2014
Net income attributable to Methanex shareholders	$104	$9	$125	$113	$270
Mark-to-market impact of share-based compensation, net of tax	4	12	(7)	16	8
Gain related to the termination of a terminal services agreement, net of tax	(57)	—	—	(57)	—
Argentina gas settlement, net of tax	—	—	(27)	—	(27)

Adjusted net income [1]	$51	$21	$91	$72	$251

Diluted weighted average shares outstanding (millions)	91	92	97	92	97
Adjusted net income per common share [1]	$0.56	$0.23	$0.94	$0.79	$2.59

[1]	Excludes intercompany transactions with the Company.

Adjusted Revenue (attributable to Methanex shareholders)

A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2015	2015	2014	2015	2014
Revenue	$638	$577	$792	$1,215	$1,760
Methanex share of Atlas revenue [1]	64	68	47	132	125
Non-controlling interests’ share of revenue [1]	(1)	(22)	(42)	(23)	(118)
Other adjustments	(5)	2	(3)	(3)	(7)

Adjusted Revenue (attributable to Methanex shareholders)	$696	$625	$794	$1,321	$1,760

[1]	Excludes intercompany transactions with the Company.

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ millions, except per share amounts)	2015	2015	2014	2014
Revenue	$638	$577	$733	$730
Adjusted EBITDA [1] [2]	129	97	150	137
Net income [1]	104	9	133	52
Adjusted net income [1] [2]	51	21	80	66
Basic net income per common share [1]	1.15	0.09	1.43	0.55
Diluted net income per common share [1]	1.15	0.09	1.11	0.54
Adjusted net income per share [1] [2]	0.56	0.23	0.85	0.69

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ millions, except per share amounts)	2014	2014	2013	2013
Revenue	$792	$968	$881	$758
Adjusted EBITDA [1] [2]	160	255	245	184
Net income [1]	125	145	128	87
Adjusted net income [1] [2]	91	160	167	117
Basic net income per common share [1]	1.30	1.51	1.33	0.91
Diluted net income per common share [1]	1.24	1.50	1.32	0.90
Adjusted net income per share [1] [2]	0.94	1.65	1.72	1.22

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2015 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Second Quarter 2015 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•

our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the completion of the Geismar project,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,
•

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar project, including cost pressures arising from labour costs,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2014 Management’s Discussion and Analysis and this Second Quarter 2015 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information - Supplemental Non-GAAP Measures section on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE

The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST

The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME

The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2015	2014	2015	2014
Revenue	$637,799	$791,310	$1,214,538	$1,759,788
Cost of sales and operating expenses	(525,745)	(609,235)	(1,027,716)	(1,318,922)
Depreciation and amortization	(47,483)	(33,113)	(94,440)	(67,924)
Gain on termination of terminal services agreement (note 11)	65,000	—	65,000	—
Argentina gas settlement	—	42,000	—	42,000

Operating income	129,571	190,962	157,382	414,942
Earnings of associate (note 4)	6,714	2,605	16,889	9,896
Finance costs (note 6)	(17,225)	(9,570)	(38,767)	(20,408)
Finance income and other expenses	2,591	1,277	(6,568)	914

Income before income taxes	121,651	185,274	128,936	405,344
Income tax expense:
Current	(2,398)	(27,275)	(8,505)	(53,653)
Deferred	(17,532)	(19,525)	(6,092)	(44,878)

	(19,930)	(46,800)	(14,597)	(98,531)

Net income	$101,721	$138,474	$114,339	$306,813

Attributable to:
Methanex Corporation shareholders	104,580	124,784	113,234	269,886
Non-controlling interests	(2,859)	13,690	1,105	36,927

	$101,721	$138,474	$114,339	$306,813

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$1.15	$1.30	$1.24	$2.81
Diluted net income per common share	$1.15	$1.24	$1.23	$2.79
Weighted average number of common shares outstanding (note 7)	91,020,729	96,124,565	91,387,152	96,212,652
Diluted weighted average number of common shares outstanding (note 7)	91,326,720	97,322,144	92,109,966	96,818,731

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 18

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2015	2014	2015	2014
Net income	$101,721	$138,474	$114,339	$306,813
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	(2,737)	128	(1,137)	276
Change in fair value of interest rate swap contracts	—	744	(12)	478
Realized loss on interest rate swap contracts reclassified to finance costs	—	2,213	2,247	4,426

	(2,737)	3,085	1,098	5,180

Comprehensive income	$98,984	$141,559	$115,437	$311,993

Attributable to:
Methanex Corporation shareholders	101,843	126,393	113,214	272,121
Non-controlling interests	(2,859)	15,166	2,223	39,872

	$98,984	$141,559	$115,437	$311,993

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 19

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Jun 30	Dec 31
AS AT	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$484,711	$951,600
Trade and other receivables	546,533	404,363
Inventories (note 2)	316,069	306,802
Prepaid expenses	14,307	23,137

	1,361,620	1,685,902
Non-current assets:
Property, plant and equipment (note 3)	3,030,352	2,778,078
Investment in associate (note 4)	189,267	216,235
Other assets	82,834	95,125

	3,302,453	3,089,438

	$4,664,073	$4,775,340

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$617,829	$566,881
Current maturities on long-term debt (note 5)	45,322	193,831
Current maturities on other long-term liabilities	72,367	59,118

	735,518	819,830
Non-current liabilities:
Long-term debt (note 5)	1,506,732	1,528,207
Other long-term liabilities	179,782	140,861
Deferred income tax liabilities	238,269	233,225

	1,924,783	1,902,293
Equity:
Capital stock	513,784	521,022
Contributed surplus	2,242	2,803
Retained earnings	1,229,261	1,262,961
Accumulated other comprehensive loss	(433)	(413)

Shareholders’ equity	1,744,854	1,786,373
Non-controlling interests	258,918	266,844

Total equity	2,003,772	2,053,217

	$4,664,073	$4,775,340

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Income (Loss)	Equity	Interests	Equity
Balance, December 31, 2013	96,100,969	531,573	4,994	1,126,700	(5,544)	1,657,723	247,610	1,905,333
Net income	—	—	—	269,886	—	269,886	36,927	306,813
Other comprehensive income	—	—	—	—	2,235	2,235	2,945	5,180
Compensation expense recorded for stock options	—	—	464	—	—	464	—	464
Issue of shares on exercise of stock options	430,287	7,701	—	—	—	7,701	—	7,701
Reclassification of grant date fair value on exercise of stock option	—	2,175	(2,175)	—	—	—	—	—
Payment for shares repurchased	(1,371,447)	(7,655)	—	(74,617)	—	(82,272)	—	(82,272)
Dividend payments to Methanex Corporation shareholders	—	—	—	(43,228)	—	(43,228)	—	(43,228)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(36,810)	(36,810)

Balance, June 30, 2014	95,159,809	533,794	3,283	1,278,741	(3,309)	1,812,509	250,672	2,063,181
Net income	—	—	—	184,724	—	184,724	14,771	199,495
Other comprehensive income	—	—	—	32	2,896	2,928	2,322	5,250
Compensation expense recorded for stock options	—	—	313	—	—	313	—	313
Issue of shares on exercise of stock options	106,437	2,956	—	—	—	2,956	—	2,956
Reclassification of grant date fair value on exercise of stock option	—	793	(793)	—	—	—	—	—
Payment for shares repurchased	(2,939,759)	(16,521)	—	(153,851)	—	(170,372)	—	(170,372)
Dividend payments to Methanex Corporation shareholders	—	—	—	(46,685)	—	(46,685)	—	(46,685)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(10,528)	(10,528)
Equity contributions by non-controlling interests	—	—	—	—	—	—	9,607	9,607

Balance, December 31, 2014	92,326,487	521,022	2,803	1,262,961	(413)	1,786,373	266,844	2,053,217
Net income	—	—	—	113,234	—	113,234	1,105	114,339
Other comprehensive income	—	—	—	—	(20)	(20)	1,118	1,098
Compensation expense recorded for stock options	—	—	455	—	—	455	—	455
Issue of shares on exercise of stock options	236,681	3,616	—	—	—	3,616	—	3,616
Reclassification of grant date fair value on exercise of stock options	—	1,016	(1,016)	—	—	—	—	—
Payment for shares repurchased	(2,106,991)	(11,870)	—	(99,115)	—	(110,985)	—	(110,985)
Dividend payments to Methanex Corporation shareholders	—	—	—	(47,819)	—	(47,819)	—	(47,819)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(10,449)	(10,449)
Equity contributions by non-controlling interests	—	—	—	—	—	—	300	300

Balance, June 30, 2015	90,456,177	$513,784	$2,242	$1,229,261	$(433)	$1,744,854	$258,918	$2,003,772

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2015	2014	2015	2014
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$101,721	$138,474	$114,339	$306,813
Deduct earnings of associate	(6,714)	(2,605)	(16,889)	(9,896)
Dividends received from associate	12,620	25,240	44,170	25,240
Add (deduct) non-cash items:
Depreciation and amortization	47,483	33,113	94,440	67,924
Income tax expense	19,930	46,800	14,597	98,531
Share-based compensation expense	10,205	(1,121)	31,952	24,125
Finance costs	17,225	9,570	38,767	20,408
Other	424	701	332	424
Income taxes paid	(8,551)	(12,068)	(34,134)	(23,426)
Other cash payments, including share-based compensation	(1,424)	(5,627)	(14,171)	(40,336)

Cash flows from operating activities before undernoted	192,919	232,477	273,403	469,807
Changes in non-cash working capital (note 9)	(110,781)	7,695	(154,192)	(50,564)

	82,138	240,172	119,211	419,243

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(60,829)	(77,324)	(110,985)	(77,324)
Dividend payments to Methanex Corporation shareholders	(24,900)	(23,933)	(47,819)	(43,228)
Interest paid, including interest rate swap settlements	(27,399)	(5,810)	(47,941)	(26,811)
Repayment of long-term debt and limited recourse debt	(1,825)	(913)	(171,653)	(20,433)
Cash distributions to non-controlling interests	—	(14,401)	(910)	(32,498)
Proceeds on issue of shares on exercise of stock options	896	133	3,616	7,701
Other	(1,438)	(1,034)	(2,258)	(2,049)
Changes in non-cash working capital related to financing activities (note 9)	(6,381)	(4,312)	(7,835)	(4,312)

	(121,876)	(127,594)	(385,785)	(198,954)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(43,886)	(15,936)	(62,611)	(31,764)
Geismar plants under construction	(83,707)	(98,453)	(170,891)	(226,367)
Termination of terminal services agreement	65,000	—	65,000	—
Other assets	—	(4,056)	1,996	(8,919)
Changes in non-cash working capital related to investing activities (note 9)	(39,675)	(55,864)	(33,809)	(38,493)

	(102,268)	(174,309)	(200,315)	(305,543)

Decrease in cash and cash equivalents	(142,006)	(61,731)	(466,889)	(85,254)
Cash and cash equivalents, beginning of period	626,717	709,213	951,600	732,736

Cash and cash equivalents, end of period	$484,711	$647,482	$484,711	$647,482

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, with the exception of the early adoption of IFRS 9 “Financial Instruments” as described in the Company’s annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 29, 2015.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2015 is $502 million (2014 - $545 million) and $962 million (2014 - $1,236 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant	Plants
	Installations &	Under
	Machinery	Construction	Finance Leases	Other	Total
Cost at June 30, 2015	$3,908,195	$428,385	$135,060	$194,824	$4,666,464
Accumulated depreciation at June 30, 2015	1,468,900	—	34,651	132,561	1,636,112

Net book value at June 30, 2015	$2,439,295	$428,385	$100,409	$62,263	$3,030,352

Cost at December 31, 2014	$3,097,200	$996,015	$32,230	$194,430	$4,319,875
Accumulated depreciation at December 31, 2014	1,384,100	—	30,488	127,209	1,541,797

Net book value at December 31, 2014	$1,713,100	$996,015	$1,742	$67,221	$2,778,078

METHANEX CORPORATION 2015 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

4.	Interest in Atlas joint venture:

a)

The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

	Jun 30	Dec 31
Consolidated statements of financial position as at	2015	2014
Cash and cash equivalents	$12,691	$24,834
Other current assets	69,900	70,594
Non-current assets	326,776	352,616
Current liabilities	(40,573)	(29,442)
Other long-term liabilities, including current maturities	(138,763)	(145,336)

Net assets at 100%	$230,031	$273,266

Net assets at 63.1%	$145,150	$172,431
Long-term receivable from Atlas	44,117	43,804

Investment in associate	$189,267	$216,235

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated statements of income	2015	2014	2015	2014
Revenue	$95,119	$79,060	$182,634	$194,795
Cost of sales and depreciation and amortization	(74,618)	(71,821)	(136,284)	(170,218)

Operating income	20,501	7,239	46,350	24,577
Finance costs, finance income and other expenses	(2,412)	(2,756)	(4,694)	(5,506)
Income tax expense	(7,449)	(354)	(14,890)	(3,387)

Net earnings at 100%	$10,640	$4,129	$26,766	$15,684

Earnings of associate at 63.1%	$6,714	$2,605	$16,889	$9,896

Dividends received from associate	$12,620	$25,240	$44,170	$25,240

On December 31, 2014, the Company reclassified the presentation related to purchases of inventory from associate. The reclassification has been reflected in the comparative figures. For the three month and six month periods ended June 30, 2014 the reclassification resulted in a decrease to earnings of associate by $0.7 million and $0.8 million, respectively.

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007 and 2008 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

5.	Long-term debt:

	Jun 30	Dec 31
As at	2015	2014
Unsecured notes
$150 million at 6.00% due August 15, 2015	$—	$149,835
$350 million at 3.25% due December 15, 2019	345,831	345,387
$250 million at 5.25% due March 1, 2022	247,170	246,991
$300 million at 4.25% due December 1, 2024	296,048	296,073
$300 million at 5.65% due December 1, 2044	294,987	294,936

	1,184,036	1,333,222
Egypt limited recourse debt facilities	349,704	368,678
Other limited recourse debt facilities	18,314	20,138

Total long-term debt [1]	1,552,054	1,722,038
Less current maturities	(45,322)	(193,831)

	$1,506,732	$1,528,207

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended June 30, 2015, the Company made repayments on its other limited recourse debt facilities of $0.9 million.

At June 30, 2015, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2015	2014	2015	2014
Finance costs	$20,890	$15,527	$48,608	$31,048
Less capitalized interest related to Geismar plants under construction	(3,665)	(5,957)	(9,841)	(10,640)

	$17,225	$9,570	$38,767	$20,408

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Included in finance costs for the six months ended June 30, 2015 is $3 million in interest paid in conjunction with the early repayment of $150 million of unsecured notes during the three months ended March 31, 2015. Interest during construction of the Geismar plants is capitalized until the plants are substantially completed and ready for productive use.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (“TSARs”) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2015	2014	2015	2014
Numerator for basic net income per common share	$104,580	$124,784	$113,234	$269,886
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(1,990)	—	—
Equity-settled expense	—	(1,874)	—	—

Numerator for diluted net income per common share	$104,580	$120,920	$113,234	$269,886

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2015	2014	2015	2014
Denominator for basic net income per common share	91,020,729	96,124,565	91,387,152	96,212,652
Effect of dilutive stock options	305,991	516,169	722,814	606,079
Effect of dilutive TSARs	—	681,410	—	—

Denominator for diluted net income per common share	91,326,720	97,322,144	92,109,966	96,818,731

METHANEX CORPORATION 2015 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

8.	Share-based compensation:

a)	Share appreciation rights (“SARs”), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at June 30, 2015 is as follows:

	SARs		TSARs
		Weighted Average		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price	Number of Units	Exercise Price
Outstanding at December 31, 2014	1,085,247	$40.78	1,732,185	$39.59
Granted	279,273	55.66	411,205	55.33
Exercised	(16,750)	34.16	(10,800)	32.33
Cancelled	—	—	(4,550)	67.00

Outstanding at March 31, 2015	1,347,770	$43.94	2,128,040	$42.61

Granted	—	—	5,400	59.92
Exercised	(76,837)	31.82	(6,500)	31.16
Cancelled	(2,900)	52.68	(2,300)	60.99

Outstanding at June 30, 2015	1,268,033	$44.66	2,124,640	$42.67

	Stock Options
		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price
Outstanding at December 31, 2014	699,261	$21.90
Granted	55,917	55.66
Exercised	(106,316)	25.58
Expired	(12,690)	28.43

Outstanding at March 31, 2015	636,172	$24.12

Exercised	(130,365)	6.88
Expired	(3,600)	61.50

Outstanding at June 30, 2015	502,207	$28.33

	Units Outstanding at			Units Exercisable at
	June 30, 2015			June 30, 2015
	Weighted Average
	Remaining		Weighted		Weighted
Range of Exercise Prices	Contractual Life	Number of Units	Average	Number of Units	Average
(per share amounts in USD)	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price
SARs:
$23.36 to 38.24	3.58	764,470	$32.67	646,736	$31.71
$46.42 to 73.13	6.18	503,563	62.85	68,096	72.75

	4.61	1,268,033	44.66	714,832	35.62

TSARs:
$23.36 to 38.24	3.51	1,401,335	$32.41	1,223,901	$31.59
$46.42 to 73.13	6.26	723,305	62.55	99,533	72.65

	4.45	2,124,640	42.67	1,323,434	34.68

Stock options:
$6.33 to 25.22	0.89	236,890	$10.30	236,890	$10.30
$28.43 to 73.13	4.64	265,317	44.43	159,000	36.30

	2.87	502,207	28.33	395,890	20.74

METHANEX CORPORATION 2015 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

8.	Share-based compensation (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2015 was $61.1 million compared with the recorded liability of $56.0 million. The difference between the fair value and the recorded liability of $5.1 million will be recognized over the weighted average remaining vesting period of approximately 1.73 years. The weighted average fair value was estimated at June 30, 2015 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2015, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $6.3 million (2014 – recovery of $2.7 million) and an expense of $25.0 million (2014 – expense of $15.5 million), respectively. This included an expense of $3.1 million (2014 – recovery of $5.8 million) and an expense of $18.5 million (2014 – expense of $8.6 million), respectively, related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2015.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2015, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2014 – $0.2 million) and $0.4 million (2014 – $0.4 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2015 are as follows:

	Number of Deferred	Number of Restricted	Number of Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2014	302,158	30,365	798,944
Granted	5,324	6,400	169,990
Granted performance factor [1]	—	—	71,100
Granted in-lieu of dividends	1,434	175	2,877
Redeemed	—	—	(426,598)
Cancelled	—	—	(8,726)

Outstanding at March 31, 2015	308,916	36,940	607,587

Granted	466	—	—
Granted in-lieu of dividends	1,512	186	3,039
Redeemed	(1,500)	—	—
Cancelled	—	—	(5,521)

Outstanding at June 30, 2015	309,394	37,126	605,105

[1]

Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2015.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2015 was $44.0 million compared with the recorded liability of $40.1 million. The difference between the fair value and the recorded liability of $3.9 million will be recognized over the weighted average remaining vesting period of approximately 1.3 years.

For the three and six month periods ended June 30, 2015, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $3.7 million (2014 – expense of $1.5 million) and an expense of $6.4 million (2014 – expense of $8.3 million), respectively. This included a expense of $0.4 million (2014 – recovery of $2.1 million) and an recovery of $0.3 million (2014 – expense of $1.0 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2015.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and six month periods ended June 30, 2015 and 2014 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2015	2014	2015	2014
Changes in non-cash working capital:
Trade and other receivables	$(116,128)	$88,196	$(142,170)	$46,339
Inventories	(29,699)	24,659	(9,267)	33,517
Prepaid expenses	3,439	(6,371)	8,830	(8,210)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	47,109	(131,221)	312	(124,954)

	(95,279)	(24,737)	(142,295)	(53,308)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(61,558)	(27,744)	(53,541)	(40,061)

Changes in non-cash working capital having a cash effect	$(156,837)	$(52,481)	$(195,836)	$(93,369)

These changes relate to the following activities:
Operating	$(110,781)	$7,695	$(154,192)	$(50,564)
Financing	(6,381)	(4,312)	(7,835)	(4,312)
Investing	(39,675)	(55,864)	(33,809)	(38,493)

Changes in non-cash working capital	$(156,837)	$(52,481)	$(195,836)	$(93,369)

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The Company designates as cash flow hedges forward exchange contracts to sell euro at a fixed US dollar exchange rate. At June 30, 2015, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €90.0 million in exchange for US dollars. The euro contracts had a negative fair value of $0.3 million recorded in current liabilities at June 30, 2015 (December 31, 2014 – $1.1 million positive fair value recorded in current assets). The euro forward exchange contracts designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2015
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,568,389	$1,579,833

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in June 2015. The fair value of the Company’s unsecured notes will fluctuate until maturity.

11.	Gain on termination of terminal services agreement:

During the quarter, we recorded a gain of $65 million ($57 million, net of tax) related to the termination of a terminal services agreement.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

Methanex Corporation

Quarterly History (unaudited)

	2015	Q2	Q1	2014	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced [1]	2,440	1,203	1,237	4,878	1,249	1,258	1,143	1,228
Purchased methanol	1,465	813	652	2,685	694	694	643	654
Commission sales [1]	294	109	185	941	248	191	206	296

	4,199	2,125	2,074	8,504	2,191	2,143	1,992	2,178

METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	968	487	481	2,196	542	595	559	500
Atlas, Trinidad (63.1%)	445	236	209	907	233	234	191	249
Titan, Trinidad	369	183	186	664	127	185	203	149
Geismar 1 (Louisiana, USA) [2]	456	276	180	—	—	—	—	—
Egypt (50%)	16	8	8	416	128	50	99	139
Medicine Hat	178	51	127	505	115	130	138	122
Chile	113	40	73	165	62	10	26	67

	2,545	1,281	1,264	4,853	1,207	1,204	1,216	1,226

AVERAGE REALIZED METHANOL PRICE [3]
($/tonne)	344	350	337	437	390	389	450	524
($/gallon)	1.03	1.05	1.01	1.31	1.17	1.17	1.35	1.58
PER SHARE INFORMATION ($ per share) [4]
Basic net income	1.24	1.15	0.09	4.79	1.43	0.55	1.30	1.51
Diluted net income	1.23	1.15	0.09	4.55	1.11	0.54	1.24	1.50
Adjusted net income [5]	0.79	0.56	0.23	4.12	0.85	0.69	0.94	1.65

[1]

Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]	We commenced methanol production from Geismar 1 in January 2015.
[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding volume produced by Chile using natural gas supplied from Argentina under a tolling agreement.

[4]	Per share information calculated using amounts attributable to Methanex shareholders.
[5]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2015 SECOND QUARTER REPORT QUARTERLY HISTORY	PAGE 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 29, 2015	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary